

February 17, 2012

Via E-mail
Mr. Jorge Andrade
Chief Executive Officer
Fresh Start Private Management, Inc.
999 N. Tustin Avenue, Suite 16
Santa Ana, CA 92705

> **RE: Fresh Start Private Management, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed February 15, 2012**
> **File No. 0-54208**

Dear Mr. Andrade:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. With respect to the reports of Kyle L. Tingle CPA, LLC on your financial statements, you disclose that the audit report on your financial statements in the Form 10-K for the fiscal year ended December 31, 2010 contained a going concern qualification. It appears that the audit report on your financial statements in the Form 10-K for the fiscal year ended December 31, 2009 also contained a going concern qualification. As such, please amend your Form 8-K/A to revise the disclosure accordingly. Refer to Item 304(a)(1)(ii) of Regulation S-K, which requires this disclosure regarding the former accountant's reports on the financial statements for either of the past two years.

2. We note that you have requested a letter from Chang G Park, CPAs indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K/A that you are unable to

Mr. Jorge Andrade
Fresh Start Private Management, Inc.
February 17, 2012
Page 2

obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K/A to provide this letter as Exhibit 16 upon its receipt. To the extent that you make changes to the Form 8-K/A to comply with our comments, please ensure that you file an updated Exhibit 16 letter from both of your former accountants stating whether they agree with the statements made in your revised Form 8-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant